Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES (a) (b)

The following table sets forth the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

						Pro Forma
	Year Ended December 31,					Year Ended December 31, 2005
	2005	2004	2003	2002	2001
	($ in thousands)
Operating income from continuing operations	$345,676	$367,824	$438,736	$357,861	$304,880	$252,170
Add: Fixed charges	94,659	55,327	47,664	40,039	38,999	115,623

Operating income from continuing operations before fixed charges	$440,335	$423,151	$486,400	$397,900	$343,879	$367,793

Fixed Charges:
Interest	$78,375	$39,551	$34,967	$29,966	$30,154	$99,340
Other (c)	16,284	15,776	12,697	10,073	8,845	16,284

Total fixed charges	$94,659	$55,327	$47,664	$40,039	$38,999	$115,624

Ratio of earnings to fixed charges	4.65	7.65	10.20	9.94	8.82	3.18

(a)	Data presented relates to the Company’s continuing operations.
(b)	For purposes of computing the ratio of earnings to fixed charges and pro forma ratio of earnings to fixed charges:

•	historical earnings for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of the equity public offering as described in Note 1 of the accompanying Notes to Consolidated Financial Statements, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	earnings on a pro forma basis for the year ended December 31, 2005 represent income from continuing operations before income taxes and minority interest in net income, and before fixed charges, and

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

The pro forma ratio of earnings to fixed charges was derived from Lazard Group’s audited consolidated financial statements for the year ended December 31, 2005 and was prepared as if the separation and recapitalization transactions had occurred on January 1, 2005. The pro forma ratio to fixed charges is illustrative only and does not purport to represent what the ratio of earnings to fixed charges actually would have been had the separation and recapitalization transactions occurred on the date indicated or what Lazard Group’s future performance will be. The pro forma ratio of earnings to fixed charges gives pro forma effect to a number of items including the following:

•	Payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically has been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. Subsequent to the consummation of the equity public offering, Lazard Group now includes all payments for services rendered by our managing and distributions to profit participation members directors in compensation and benefits expense in future periods.

•	The use of proceeds from the financing transactions.

•	The net incremental expense related to the financing transactions.

(c)	Other fixed charges consists of the interest factor in rentals.